United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2018

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  X  Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes        No    X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes        No    X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	1
Signature Page	22

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1 Vale: ready for the new steel making era Fabio Schvartsman, CEO, Vale FT Commodities Americas Summit October 16, 2018

2 The supply side reform is reshaping the Chinese steel industry… Chinese installed capacity reduction goal Mtpy Official target for capacity curtailment Official steelmaking capacity 2015 Source: Local governments, MIIT, Wood Mackenzie 2016 2017 2018-20 1.130 65 1.065 50 1.015 35 980

3 … thus increasing capacity utilization and prices in China Capacity utilization of Chinese steel mills Historical rebar prices in China US$/t Yearly average prices 95% 800 387 578 619 90% 85% 600 80% 400 75% 70% 200 65% 0 60% 2016 2017 2018 2014 2015 2016 2017 2018 2019 2020 2021 Source: NBS, CRU

4 Investment in mining has decreased and mine depletion rate is now poised to go up FAI1 in ferrous mining industry in China Lack of supply for major Australian players RMB billion 200 replacement now 150 100 50 0 2010 2011 2012 2013 2014 2015 2016 2017 2018A 1 FAI = Fixed Asset Investments 2 Equivalent to 62% Fe content Source: NBS, Miner’s reports and Vale Drop in Pilbara Quality (higher contaminants) ~200 Mt of Chinese domestic concentrate² exited the market over the last five years CAPEX of US$ ~15-18 bi Additionalof Australian ore needs 127Mtreplacement by 2030 127Mtof Australian ore needs

5 Pollution is a major concern in China leading to stricter enforcement of emission standards Steel capacity meeting new emissions standards Mtpy % of installed capacity ~95% 900 2020 2022 2025 Source: NBS, CRU ~60% ~50% 580 480

6 All these factors are structurally increasing the demand for high quality ore Higher quality iron ore Steel making process impacts Emissions Fuel consumption Productivity Margins Fe grade Impurities • Alumina • Silica • Phosphorous • Among others

7 High quality ore captures premiums above the benchmark Premiums and discounts US$/t 65%-62% 58%-62% 62% LA - 62% 30 20 10 - US$ 56/t jan /16 set/16 jan/17 mai/17 set/17 jan/18 mai/18 set/18 (10) (20) (30) (40) Source: Platts e Metal Bulletin /16mai

8 Vale is the supplier of choice of high quality products… Iron Ore – Sales break-down % Premium products¹ Other products² 2015 2016 2017 2018E ¹ Premium products: pellets, Carajás, Brazilian Blend Fines (BRBF), pellet feed and Sinter Feed Low Alumina (SFLA) ² Other products: standard sinter feed (shipped fromTubarão, Sepetiba ou Guaiba), lump and high silica 53% 66% 73% 82% 47% 34% 27% 18%

9 …with the purpose of producing 400 mtpy Iron Ore production1 Mtpy Northern System Nominal capacity 450 ~400 ~400 ~390 2018E 2019E 2020E 1 Includes third-party ore purchases 230 217 200

10 An extensive, flexible and dynamically managed supply chain results in higher competitiveness and… Onshore Offshore Pellets ~320 Mt/year 13 pelletizing plants 4 Integrated Production Systems in Brazil (mine-railroad-port) 22 mines ~350 ships 4 railroads and 1 waterway 1 distribution center in Malaysia and 16 in China 4 loading ports in Brazil

11 ... allows us to increase our presence in China and built inventories close to our clients • Strategic partnership with 16 ports in China • Sales at ports are made in smaller batches • BRBF blended at Chinese ports and Malaysia

12 Up to US$ 4 billions is the value of a premium and unique portfolio of products Vale’s average price premium¹ US$/t 10.0 - 10.5 5.4 3.2 2016 2017 2018E ¹ Premium over the 62% Fe content reference price (includes % Fe differential to 62%, premiums and pellets adjustment) Vale’s product portfolio will capture up to US$ 4.0 billions in 2018

13 There is a growing consensus that Electrical Vehicle production will grow exponentially Number of electric vehicles1 Millions of EVs 17%-38% of market share by 2030 50 45 40 35 30 25 20 15 10 5 0 Vale EV Upside Case A 16 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 1 Including Plug-in Hybrid Electric Vehicle (PHEV) and Battery Electric Vehicle (BEV) Source: Public Announcements, Media, Vale Analysis 8%-20% of market Vale EV Conservative Caseshare by 2025 BofA Berstein Barclays McKinsey UBS Bof BMO CRU 1.2 World Bank 26Bloomberg Morgan Stanley 12Wood Mackenzie

14 We are ready to meet the EV revolution Breakdown of Ni demand 2017 vs. 2030 Vale’s nickel sales distribution % % Class I Class II Class I + Class II battery-suitable Class II + Intermediaries 2017 2030E 4Q17 1Q18 2Q18 29% 54% 71% 46% 78% 85% 86% 22% 15% 14%

15 A sound cash flow wil be generated in the coming years… Vale’s free cash flow (excluding divestments) from 2012 to 2019 US$ billion 3,7 3,4 3,3 2,7 2,1 2012 2013 2014 2015 2016 2017 2018E 2019E ~10.0 4,8

16 …enabling us to slash debt and set ing the foundation for a new era of shareholders remuneration Net debt Shareholders remuneration US$ billion US$ billion Dividend Share buy-back 2016 2017 2018 2019 2Q17 1Q18 2Q18 Target 22,1 14,9 11,5 10,0 4,5 1,0 3,5 1,5 0,3

17 Historically capital allocation has been the biggest trap for mining companies Mining industry: cumulative cash flow from 2003 to 2014 US$ billion 1.600 -400 Operating cash generation1 1 Measured by EBITDA Tax, Financial Expenses and others Operating cash flow Capex M&A Free cash flow Source: Based on data from “PwC annual Mine reports” 1.200 -800 -300 100

18 Vale will deploy its free cash flow wisely Marginal Cash 1 30% x (adjusted EBITDA– Sustaining Investments). Approximately 50% of FCF. Bolt-on Opportunities Extraordinary Dividends or Buybacks Accumulated FCF Minimum dividend (30% of EBITDA – Sust.)1

19 A new governance enhance shareholders' confidence… Single class of shares Dilution of control Election of two independent board members Ahead of expectations in the evolution of governance (Novo Mercado listing)

20 … thus improving our share price performance Share price base (Jun/17 = 100) 220 200 180 160 140 120 100 jun-17 nov-17 abr-18 set-18 Vale Glencore Rio Tinto BHP +22% +46% +61% +111%

VALE

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

By: /s/ André Figueiredo
Date: October 16, 2018	Director of Investor Relations

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